UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

Private Placement

On May 15, 2020, Sequans Communications S.A. (the “Company”) completed a private placement of 428,869 American Depositary Shares (the “ADSs”) to Bpifrance Participations (“BPI”) at a price of $5.15 per ADS, which equals the offering price to the public of ADSs sold in the underwritten public offering that closed on May 14, 2020. As a result of the issuance of ADSs to BPI in the private placement, the previously disclosed loan from BPI pursuant to the Shareholder Loan Agreement dated April 2, 2020 between the Company and BPI providing for an unsecured shareholder loan in an aggregate principal amount of $2.2 million was discharged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: May 15, 2020	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer